PRIME DEALER SERVICES CORP.
<u>**(SEC I.D. No. 8-47025)**</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

PRIME DEALER SERVICES CORP.

Table of Contents	Page No.

Report of Independent Registered Public Accounting Firm

Notes to the Statement Financial Condition



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 436 2000
Fax: 1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder of
Prime Dealer Services Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. ("the Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2025

We have served as the Company's auditor since 1997.

(In thousands of dollars, except share data)

Assets		
Cash	$	24,756
Securities purchased under agreements to resell		171,539
Securities borrowed		12,621,490
Securities received as collateral, at fair value		18,065,724
Rebates and fees receivable and other assets		348,940
Total assets	$	31,232,449
Liabilities		
Securities loaned	$	12,621,490
Obligation to return securities received as collateral, at fair value		18,065,724
Payables to affiliates		1,252
Rebates and fees payable and other liabilities		350,129
Total liabilities	$	31,038,595
Contingent liabilities (see Note 6)		
Stockholder's equity		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Paid-in capital		24,999
Retained earnings		168,854
Total stockholder's equity		193,854
Total liabilities and stockholder's equity	$	31,232,449

1. Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. LLC (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as an institutional securities broker-dealer. The Company is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the borrowing and lending of securities with the Parent's prime brokerage clients and with Morgan Stanley Capital Services LLC ("MSCS"), an affiliate, to facilitate financing on behalf of these counterparties.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates. The Notes are an integral part of the Company's statement of financial condition.

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through February 26, 2025, the date the statement of financial condition was issued, and the Company has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

2. Significant Accounting Policies

Fair Value of Financial Instruments

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest:

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, significant market inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the

total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk and funding in order to arrive at fair value. Adjustments for liquidity risk adjust model-derived mid-market amounts of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash

The Company maintains all its cash balances at a major financial institution.

Collateralized Financings

Securities borrowed, Securities loaned and reverse repurchase agreements are treated as collateralized financings. Reverse repurchase agreements are carried in the statement of financial condition at the amount of cash paid, plus accrued interest. Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. The Company has elected to measure Securities received as collateral and corresponding Obligation to return securities received as collateral at the fair value of the collateral received and the related obligation to return the collateral. Where appropriate, transactions with the same counterparty are reported on a net basis. See Note 5 for further information on collateralized transactions.

In order to manage credit exposure arising from these transactions, in appropriate circumstances, the Company enters into master netting agreements and collateral agreements with counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities borrowed in connection with securities borrowed transactions and to receive cash and securities delivered under securities loaned transactions (with rights of rehypothecation).

Segment reporting:
The Company represents a single operating and reportable segment based upon the nature of the services provided to counterparties and its management structure, which is consistent with the approach used by the Company's chief operating decision maker ("CODM") to assess the Company's financial performance and make key operating decisions as a whole including, but not limited to, the timing of dividend payments to

the Parent. The Company's CODM is its Chief Financial Officer, who evaluates the Company's financial performance primarily based on the profit measure, Income before provision for income taxes ("PBT"), and "excess net capital" which is not a measure of profit or loss to make operational decisions while maintaining capital adequacy (see Note 9 for additional details), such as whether to reinvest profits or pay dividends.

Accounting Updates Adopted in 2024

Segment Reporting. The Company adopted the Segment Reporting – Improvements to Reportable Segment Disclosures in 2024.This accounting update requires additional reportable segment disclosures on an annual and interim basis. This update does not change how operating segments are identified or aggregated, or how quantitative thresholds are applied to determine the reportable segments. See Note 2 - Segment Reporting to the statement of financial condition for disclosures on the Company's reportable segments.

Accounting Development Updates

The Financial Accounting Standards Board has issued certain accounting updates that apply to the Company. Accounting updates not listed below were assessed and determined to be either not applicable or to not have a material impact on the Company's statement of financial condition upon adoption.

The Company is currently evaluating the following accounting updates; however, the Company does not expect a material impact on its statement of financial condition upon adoption:

Income Tax Disclosures. This update enhances annual income tax disclosures primarily to further disaggregate disclosures related to the income tax rate reconciliation and income taxes paid. For the income tax rate reconciliation, this update requires (1) disclosure of specific categories of reconciling items (where applicable), and (2) providing additional information for reconciling items that meet a quantitative threshold. For income taxes paid (net of refunds), this update requires disclosure of amounts disaggregated by (1) federal, state, and foreign taxes; and (2) individual jurisdictions that meet a quantitative threshold. Additionally, the update requires disclosure of (1) income (or loss) before income taxes, disaggregated between domestic and foreign; and (2) income taxes disaggregated by federal, state and foreign. The accounting update is effective for annual periods beginning January 1, 2025, with early adoption permitted.

3. Related Party Transactions

The Company has an agreement with the Parent which allows the Company to execute reverse repurchase agreements. Accordingly, the Parent agrees to transfer to the Company primarily U.S. government guaranteed securities in exchange for cash. These reverse repurchase agreements are recorded as Securities purchased under agreements to resell in the statement of financial condition.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 8, global transfer pricing policies among the Firm, ("Ultimate Parent and its consolidated subsidiaries"), and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates and are payable on demand.

The Company applies global transfer pricing policies among affiliates. These policies are consistent with 2022 Organization for Economic Cooperation and Development Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm has also engaged in negotiations of Advance Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies.Negotiations may result in changes to methodologies or inputs that could have an impact on the Company's statement of financial condition in the future. The amounts associated with these policies are recognized in the Parent's financial statements as the Company is acting as an intermediary between its Parent and the Parent's prime brokerage clients in respect of securities borrowing and lending transactions.

	At December 31, 2024
Assets and receivables from affiliated companies:	
Reverse repurchase agreements	$ 171,539
Securities borrowed	11,267,425
Rebates and fees receivable	206,239
Liabilities and payables to affiliated companies:	
Securities loaned	$ 12,586,525
Payable to affiliates	1,252
Rebates and fees payable	227,392

4. Fair Values

Fair Value Measurement

Assets and Liabilities Measured at Fair Value

	At December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets at fair value				
Securities received as collateral	$ 18,056,343	$ 5,710	$ 3,671	$ 18,065,724
Liabilities at fair value				
Obligation to return securities received as collateral	$ 18,056,343	$ 5,710	$ 3,671	$ 18,065,724

Securities received as collateral and Obligation to return securities received as collateral are generally valued based on unadjusted quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy. Level 2 categorization would generally be assigned when valued based on quoted prices in inactive markets. When significant inputs are unobservable, a Level 3 categorization is assigned.

Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

Valuation Techniques and Unobservable Inputs

	Balance / Range (Average[1])
	At December 31, 2024
Assets at fair value	
Securities received as collateral:	$ 3,671
Comparable pricing:	
Bond price	12 to 98 points (32 points)
Equity price	100%
Liabilities at fair value	
Obligation to return securities received as collateral:	$ 3,671
Comparable pricing:	
Bond price	12 to 98 points (32 points)
Equity price	100%

Points - Percentage of par

1. A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum, and average. Amounts represent weighted averages except where simple averages and the median of the inputs are more relevant.

The previous table provides information on the valuation techniques, significant unobservable inputs, and the ranges and averages for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory of financial instruments. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. Generally, there are no predictable relationships between multiple significant unobservable inputs attributable to a given valuation technique.

During 2024, there were no significant revisions made to the descriptions of the Firm's significant unobservable inputs.

An increase (decrease) to the following significant unobservable inputs would generally result in a higher (lower) fair value.

Comparable bond or loan price: A pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond or loan, then adjusting that yield (or spread) to derive a value for the bond or loan. The adjustment to yield (or spread) should account for relevant differences in the bonds or loans such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond or loan being valued in order to establish the value of the bond or loan.

Comparable equity price: A price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

	At December 31, 2024				
	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets[1]					
Cash	$ 24,756	$24,756	$ —	$ —	$ 24,756
Reverse repurchase agreements	171,539		171,539		171,539
Securities borrowed	12,621,490	—	12,621,490	—	12,621,490
Rebates and fees receivable	348,623	—	348,623	—	348,623
Financial liabilities[1]					
Securities loaned	$12,621,490	$ —	$12,621,490	$ —	$12,621,490
Payables to affiliates	1,252	—	1,252	—	1,252
Rebates and fees payable and other liabilities	348,642	—	348,642	—	348,642

1. The previous table excludes all non-financial assets and liabilities.

5. Collateralized Transactions

The Company enters into reverse repurchase agreements, and securities borrowed and securities loaned transactions to manage excess liquidity and accommodate counterparties' needs respectively.

The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and requests or posts additional collateral as required under the applicable agreement to ensure such transactions are adequately collateralized, or that excess collateral is returned.

Increases in collateral margin calls on securities lending transactions due to market value declines may be mitigated by increases in collateral margin calls on securities borrowing transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its securities lending transactions in a manner that reduces the potential refinancing risk for less liquid assets and also considers the quality of collateral when negotiating collateral eligibility with counterparties. The Company utilizes shorter-term securities

lending transactions for highly liquid assets for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

			At December 31, 2024		
	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts Not Offset [1]	Net Amount
Assets					
Reverse repurchase agreements	$ 171,539	$ —	$ 171,539	$ 169,933	$ 1,606
Securities borrowed	$101,824,825	$ (89,203,335)	$12,621,490	$(12,620,939)	$ 551
Liabilities					
Securities loaned	$101,824,825	$ (89,203,335)	$12,621,490	$(12,621,448)	$ 42

1. Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

Gross Securities Lending Balances by Remaining Contractual Maturity

			At December 31, 2024		
	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities loaned	$101,824,825	$ —	$ —	$ —	$101,824,825
Total included in the offsetting disclosure	101,824,825	—	—	—	101,824,825
Obligation to return securities received as collateral	18,065,724	—	—	—	18,065,724
Total	$119,890,549	$ —	$ —	$ —	$119,890,549

Gross Securities Lending Balances by Class of Collateral Pledged

	At December 31, 2024
Securities loaned	
Corporate equities	$ 101,824,825
Obligation to return securities received as collateral	
Corporate equities	$ 18,057,361
Other	8,363
Total obligation to return securities received as collateral	$ 18,065,724
Total	$ 119,890,549

Collateral Received

The Company receives collateral in the form of securities in connection with securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to enter into securities lending transactions. The Company also receives securities as collateral in connection with certain securities-for-securities transactions. In instances where the Company is the lender and permitted to sell or repledge these securities, it reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. Securities-for-securities transactions where the Company is the borrower are

not included in the statement of financial condition. At December 31, 2024, the total fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $119,890,549, all of which had been repledged.

6. Contingencies

In addition to the matter described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the third-party entities that are, or would otherwise be, the primary defendants in such cases are bankrupt, in financial distress, or may not honor applicable indemnification obligations. These actions have included, but are not limited to, antitrust claims, claims under various false claims act statutes, and matters arising from our sales and trading businesses and our activities in the capital markets.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental or other regulatory agencies regarding the Company's business, and involving, among other matters, financing, prime brokerage, financial products or offerings sponsored, underwritten or sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, restitution, forfeiture, injunctions, limitations on our ability to conduct certain business, or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss or the range of loss, the Company accrues an estimated loss by a charge to income, including with respect to certain of the individual proceedings or investigations described below.

The Company's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government or regulatory agency investigations and private litigation affecting global financial services firms, including the Company.

In many legal proceedings and investigations, it is inherently difficult to determine whether any loss is probable or reasonably possible, or to estimate the amount of any loss. In addition, even where the Company has determined that a loss is probable or reasonably possible or an exposure to loss or range of loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, the Company may be

unable to reasonably estimate the amount of the loss or range of loss. It is particularly difficult to determine if a loss is probable or reasonably possible, or to estimate the amount of loss, where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, forfeiture, disgorgement or penalties. Numerous issues may need to be resolved in an investigation or proceeding before a determination can be made that a loss or additional loss (or range of loss or range of additional loss) is probable or reasonably possible, or to estimate the amount of loss, including through potentially lengthy discovery or determination of important factual matters, determination of issues related to class certification, the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

The Company has identified below any individual proceedings or investigations where the Company believes a material loss to be reasonably possible. In certain legal proceedings in which the Company has determined that a material loss is reasonably possible, the Company is unable to reasonably estimate the loss or range of loss. There are other matters in which the Company has determined a loss or range of loss to be reasonably possible, but the Company does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the Company's statement of financial condition as a whole, although the outcome of such proceedings or investigations may significantly impact the Company's business or results of operations for any particular reporting period, or cause significant reputational harm.

While the Company has identified below certain proceedings or investigations that the Company believes to be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or reasonably possible.

In August of 2017, the Company was named as a defendant in a purported antitrust class action in the United States District Court for the Southern District of New York styled *Iowa Public Employees' Retirement System et al. v. Bank of America Corporation et al.* Plaintiffs alleged, inter alia, that the Company, together with a number of other financial institution defendants, violated U.S. antitrust laws and New York state law in connection with their alleged efforts to prevent the development of electronic exchange-based platforms for securities lending. The complaint was filed on behalf of a purported class of borrowers and lenders who entered into stock loan transactions with the defendants. The complaint sought, inter alia, certification of the class of plaintiffs and treble damages. On September 27, 2018, the court denied the defendants' motion to dismiss the complaint. Plaintiffs' motion for class certification was referred by the District Court to a magistrate judge who, on June 30, 2022, issued a report and recommendation that the District Court certify a class. On May 20, 2023, the Firm reached

an agreement in principle to settle the litigation. On September 11, 2024, the court granted final approval of the settlement.

7. Risk Management

For the Risk Management discussion which follows, the term "Company" includes the Parent (i.e. Morgan Stanley & Co. LLC).

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has an established risk management governance structure and framework in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of the Institutional Securities business segment, significant operating subsidiaries as well as at the Company level. The principal risks involved in the Company's business activities include market, credit, operational, model, compliance, cybersecurity, liquidity, strategic reputational, and conduct risk.

The Company's risk management policies and related procedures are aligned with those of the Firm. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

The Company's risk appetite defines the aggregate level and types of risk that the Company is willing to accept, taking into account market, credit, operational, model, liquidity, compliance, cybersecurity, strategic, reputation and conduct risk. This risk appetite and the related Board of Directors ("Board") level risk limits and risk tolerance statements are reviewed and approved by the Board annually.

Risk Governance Structure

Risk management at the Company requires independent Company-level oversight, accountability of the Company's businesses, and effective communication of risk matters across the Company, to senior management and ultimately to the Board. The Company's risk governance structure is composed of the Board; the Risk and Asset Liability Committee ("RC"); senior management oversight; the Internal Audit Department of the

Ultimate Parent ("Internal Audit Department"); and risk managers and groups within and across the businesses.

Board of Directors. The Company's Board has oversight of the risk governance framework, approves the risk limit frameworks and certain risk limits and tolerance statements, and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The Board has oversight over the Company's principal risks and authorized the RC to help facilitate the Company's risk oversight responsibilities.

Risk and Asset and Liability Committee. The RC is a management committee co-chaired by the Company's Chief Risk Officer and Chief Financial Officer to execute the risk governance framework. The RC composition includes the Chief Risk Officer, Chief Financial Officer, Treasurer, Chief Market Risk Officer, Chief Credit Risk Officer, Chief Operational Risk Officer, Chief Liquidity Risk Officer, Chief Model Risk Officer, Chief Compliance Officer, Chief Auditor and members of the trading business unit's risk management group. The RC's responsibilities include oversight of the Company's risk management policies, procedures and limits, the monitoring of capital levels as well as material market, credit, operational, model, liquidity, compliance, cybersecurity, strategic, reputational and conduct risk matters, and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. Among the risk limits presented to the RC by the Independent Risk Management Functions based on are stress scenarios designed to ensure that the magnitude of potential losses in severe market, counterparty and liquidity scenarios are appropriate relative to the Company's capitalization and liquidity.

Chief Risk Officer. The Chief Risk Officer, who is independent of business units, reports to the Board. The Chief Risk Officer oversees compliance with the Company's risk limits; approves exceptions to the Company's risk limits; independently reviews material market, credit, operational, model and liquidity risks; and reviews results of risk management processes with the Board and the RC, as appropriate.

Independent Risk Management Functions. The Company's risk management functions (Market Risk, Credit Risk, Operational Risk, Liquidity Risk and Model Risk departments) are independent of the Company's business units and report to the Chief Risk Officer. These functions assist senior management and the RC in monitoring and controlling the Company's risk. The Independent Risk Management Functions assess a variety of stress scenarios and calibrate limits that are informed by the Company's liquidity and loss-absorbing capacity. Further discussion about the responsibilities of the risk management functions may be found under "Market Risk," "Credit Risk," "Operational Risk," "Liquidity Risk" and "Model Risk."

Internal Audit Department. The Internal Audit Department reviews and tests the Company's compliance with internal guidelines set for risk management and risk monitoring, as well as external rules and regulations governing the Company.

Risk Management Process

The following is a discussion of the Company's risk management policies and procedures for the Company's principal risks.

Risk Limits Framework

Risk limits, quantitative metrics and qualitative risk tolerance statements provide the basis for monitoring risk taking activity and avoiding outsized risk-taking. The Company's highest-level risk limits incorporate stress scenarios, and are informed by the Company's capitalization and levels of liquidity. Additionally, the Company maintains risk limits and quantitative metrics to support and implement the Company's risk appetite statement. The Company's risk limit frameworks support linkages between the overall risk appetite, which is reviewed by the RC and is approved by the Board, and more granular risk-taking decisions and activities. Risk limits and associated limit frameworks are reviewed and updated on at least an annual basis, with more frequent updates as necessary. Board-level risk limits and approved frameworks address the most important Company-wide aggregations of risk, including, but not limited to, stressed market, credit and liquidity risks. Additional risk limits approved by the RC address more specific types of risk and are bound by the higher-level Board risk limits.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, spreads indices, volatilities, correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities.

The Company has exposures to a wide range of interest rates, equity prices, and foreign exchange rates – and the associated implied volatilities and spreads – related to the global markets in which the Company conducts its trading activities.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department ("MRD") is responsible for ensuring transparency of material market risks, monitoring compliance with established limits and escalating risk concentrations to appropriate senior management.

To execute these responsibilities, MRD monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains Value at Risk ("VaR") and scenario analysis systems. Market risk is also monitored through various measures: by use of statistics (including VaR and related analytical measures); by measures of position size and sensitivity; and through routine stress testing, which measures the impact on the value of existing

portfolios of specified changes in market factors, and scenarios designed by MRD in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company primarily incurs credit risk exposure to institutions. This risk may arise from a variety of business activities, including, but not limited to, providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; and posting margin and/or collateral to counterparties.

The Credit Risk Management Department ("CRM") establishes practices to identify, measure, monitor, escalate, mitigate and control credit risk exposure both within and across its business activities. The Company's credit risk exposure is actively managed by CRM and the RC who monitor risk exposures, including margin loans and credit sensitive, higher-risk transactions. CRM is responsible for ensuring timely and transparent communication of material credit risks, compliance with established limits and escalation of risk concentrations to appropriate senior management.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (e.g., cyber attacks, or third party vulnerability) that may manifest as, for example, loss of information, business disruption, theft and fraud, legal and compliance risks, or damage to physical assets. The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and support and control groups (e.g., information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Cybersecurity

The Firm's cybersecurity and information security policies, procedures, and technologies are designed to protect the Company's own, client and employee data against unauthorized disclosure, modification or misuse and are also designed to address regulatory requirements. These policies and procedures cover a broad range of areas, including identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response and recovery planning.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making, non- compliance with applicable laws and/or regulations or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and broader use, and larger potential impact. Model risk is generated from the use of models impacting the statement of financial condition, regulatory filings, capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of the Company's Risk Management Framework. The Model Risk Management Department ("MRM") is responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Company's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/ or inappropriate use of models. The tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

The effective challenge of models consists of critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, periodically revalidates, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Company-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Liquidity risk also encompasses the associated funding risks triggered by the market or idiosyncratic stress events that may negatively affect the Company's liquidity and may impact its ability to raise new funding. Generally, the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events.

The Liquidity Risk Department ("LRD") ensures transparency of material liquidity and funding risks, compliance with established

risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, the LRD establishes limits in line with the Company's risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress Tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset is included in Other assets within the statement of financial condition. The Company believes the recognized net deferred tax assets of $298 at December 31, 2024, are more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates

The Company is subject to the income tax laws of the U.S., its states and municipalities in which the Company has business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws and make estimates about certain items affecting taxable income when determining the provision for income taxes in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits

Balance at December 31, 2023	$	892
Increases based on tax positions related to the current period		115
Increases based on tax positions related to prior periods		98
Decreases related to lapse of statute of limitations		(4)
Balance at December 31, 2024	**$**	**1,101**
Net unrecognized tax benefits[1]	$	870

1. Represents ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	2017
California	2015
New York State and City	2010

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the annual statement of financial condition.

9. Regulatory Requirements

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under the U.S. Securities and Exchange Act ("SEA") Rule 15c3-1, the Company is required to maintain minimum Net Capital of $250. At December 31, 2024, the Company's Net Capital was $193,536, which exceeded the minimum requirement by $193,286

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